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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                         -------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       Bayard Drilling Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    072700107
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                                 (CUSIP Number)

                              Anthony G. Petrello*
                             Nabors Industries, Inc.
                        515 West Greens Road, Suite 1200
                              Houston, Texas 77067
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 19, 1998
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                          (Date of Event which Requires
                            Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                  * Copies to:

                              Howard Berkower, Esq.
                                Baker & McKenzie
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 891-3500


                               Page 1 of 10 Pages

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CUSIP No.:  072700107                 13D                  Page 2 of 10 Pages
---------------------                                      ------------------


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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Nabors Industries, Inc.
                   93-0711613
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2         CHECK THE APPROPRIATE BOX IF A MEMBER
          OF A GROUP                                                    (a) [ ]
                                                                        (b) [X]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS                                        Not applicable
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5         CHECK BOX IF DISCLOSURE OF LEGAL                                  [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
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        NUMBER OF                    SOLE VOTING POWER                        0
          SHARES
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       BENEFICIALLY                  SHARED VOTING POWER              2,645,725
          OWNED
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         BY EACH                     SOLE DISPOSITIVE POWER                   0
        REPORTING
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          PERSON                     SHARED DISPOSITIVE POWER                 0
           WITH
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED                         2,645,725
          BY EACH REPORTING PERSON
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW                              [ ]
          (11) EXCLUDES CERTAIN SHARES
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13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              14.5%
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14        TYPE OF REPORTING PERSON                                           CO
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ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Bayard Drilling Technologies, Inc., a corporation organized under the laws of the State of Delaware ("Bayard"). The principal executive offices of Bayard are located at 4005 Northwest Expressway, Suite 550E, Oklahoma City, Oklahoma 73116.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) - (c) This Schedule 13D is being filed by Nabors Industries, Inc. ("Nabors"), a corporation organized under the laws of the State of Delaware. Nabors principal offices are located at 515 West Greens Road, Suite 1200, Houston, Texas 77067. Nabors is a land drilling contractor providing contract drilling and other oilfield services on a worldwide basis. Complementing its drilling and workover services, Nabors provides comprehensive oilfield engineering, civil construction, logistics and management services.

                  The name, business address and principal occupation or employment of each director and executive officer of Nabors are set forth on Annex A hereto, which is incorporated by reference. All information in this
Schedule 13D with respect to the persons listed on Annex A is given to the knowledge of Nabors.

                  (d) During the past five years, neither Nabors nor any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, neither Nabors nor any of the persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All of the persons listed on Annex A are citizens of the United States, except Hans W. Schmidt, who is a citizen of Germany.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On October 19, 1998, Bayard, Nabors and Nabors Acquisition Corp. VII, a Delaware corporation and a wholly-owned subsidiary of Nabors ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Nabors will acquire Bayard and each outstanding share of Common Stock (except for shares of holders who perfect and exercise dissenters' appraisal rights, treasury shares and shares held by Nabors) will be converted into the right to receive (i) 0.375 shares of common stock of Nabors and (ii) $0.30 in cash, without interest. In connection with entering into the Merger Agreement, Nabors entered into Stockholder

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Agreements (the "Stockholder Agreements") with certain stockholders of Bayard pursuant to which such stockholders agreed to vote in favor of the contemplated merger.

                  The event which requires the filing of this Schedule 13D was the appointment on October 19, 1998, pursuant to the terms of the Stockholder Agreements, by certain Bayard stockholders of Nabors as their proxy to vote their shares of Common Stock in favor of the contemplated merger and against certain actions that may interfere with the consummation of the contemplated merger. The proxy is described in greater detail in Item 4 of this Schedule 13D, which in incorporated herein by reference. No monetary consideration was paid by Nabors to the stockholders of Bayard who appointed Nabors as their proxy or to Bayard in connection with such appointment.

ITEM 4.           PURPOSE OF TRANSACTION

                  On October 19, 1998, Bayard, Nabors and Merger Sub entered into the Merger Agreement, pursuant to which, subject to the satisfaction of the conditions set forth therein (including the adoption of the Merger Agreement by the stockholders of Bayard), Merger Sub will merge with and into Bayard (the "Merger"), with Bayard as the surviving corporation. In the Merger, each outstanding share of Common Stock (except for shares of holders who perfect and exercise dissenters' appraisal rights, treasury shares and shares held by Nabors) will be converted into the right to receive (i) 0.375 shares of common stock of Nabors and (ii) $0.30 in cash, without interest.

                  As a result of the Merger, Bayard will become a wholly-owned subsidiary of Nabors, its shares of Common Stock will no longer trade on the American Stock Exchange and the registration of its shares of Common Stock under
Section 12(b) of the Securities Exchange Act of 1934, as amended, will be terminated. The Merger Agreement provides that the certificate of incorporation and by-laws of Bayard shall each be restated and amended at the time of the Merger so as to read as set forth in the exhibits to the Merger Agreement.

                  The Merger Agreement provides that the board of directors of Bayard after the Merger will be the directors of Merger Sub immediately prior to the Merger and that the officers of Bayard after the Merger will be the officers of Bayard immediately prior to the Merger.

                  Concurrently with the execution and delivery of the Merger Agreement, Nabors entered into a Stockholder Agreement with each of the following Bayard stockholders (the "Stockholders"): (i) Carl B. Anderson, (ii) AnSon Partners Limited Partnership, (iii) James E. Brown, (iv) Energy Spectrum Partners LP and (v) Wil-Cas Investments, L.P. The Stockholders collectively own 2,645,725 shares of Common Stock. Pursuant to the Stockholder Agreements, each Stockholder has agreed that, until the Merger is consummated or until the Merger Agreement is terminated in accordance with its terms, at any meeting of stockholders of Bayard or in any circumstances in which the approval of the stockholders of Bayard is sought (including by means of a written consent in lieu of a meeting of stockholders), such Stockholder will vote all shares of Common Stock then owned by it in favor of the Merger, against any merger, consolidation, asset sale

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or similar transaction involving a third party, and against certain actions that may interfere with the consummation of the Merger. In the Stockholder
Agreements, each Stockholder appointed Nabors as its true and lawful attorney and proxy to vote its shares with respect to any matters as to which such Stockholder has agreed to vote in its Stockholder Agreement.

                  Concurrently with the execution and delivery of the Merger Agreement, Bayard and Nabors entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which Bayard granted Nabors the right to purchase up to 3,620,595 shares of Common Stock (but no more than 19.9% of Bayard's outstanding shares) at a price of $5.50 per share. However, Nabors may purchase such shares only under certain circumstances, including if the stockholders of Bayard fail to approve the Merger and within 180 days thereof Bayard authorizes or announces an intention to enter into a merger, consolidation, asset sale or similar transaction involving a third party.

                  Except as described in this Item 4, Nabors does not have any plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of additional securities of Bayard, or the disposition of securities of Bayard;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Bayard or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of Bayard or any of its subsidiaries;

                  (d) any change in the present board or management of Bayard, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of Bayard;

                  (f) any other material change in Bayard's business or corporate structure;

                  (g) any changes in Bayard's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Bayard by any person;

                  (h) causing a class of securities of Bayard to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of Bayard becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j) any action similar to any of those enumerated above.

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                  The description of the Merger Agreement, the Stockholder
Agreements and the Stock Option Agreement contained in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as exhibits and are incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) Bayard represented in the Merger Agreement that, as of August 21, 1998, there were 18,193,945 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  As a result of the execution of the Stockholder Agreements and the appointment by each of the Stockholders of Nabors as such Stockholder's proxy (with authority to vote such Stockholders' shares with respect to any matters as to which such Stockholder has agreed to vote in the Stockholder Agreements), Nabors may be deemed to be the beneficial owner of 2,645,725 shares of Common Stock. Such number represents 14.5% of the outstanding shares. Nabors disclaims beneficial ownership of such shares of Common Stock.

                  No shares of Common Stock are beneficially owned by any of the persons listed on Annex A, except that Anthony G. Petrello may be deemed the beneficial owner of 3,000 shares of Common Stock held by the Anthony G. Petrello Revocable Trust. Such shares were purchased in Bayard's initial public offering in November 1997 at a purchase price of $23.00 per share.

                  (b) Nabors has the sole power to vote the limited proxy granted to it by the Stockholders. Nabors does not have the power to dispose of the shares in respect of which it has been granted a limited proxy. The Stockholders retain the power to dispose of such shares; however, in the Stockholder Agreements, the Stockholders have agreed not to dispose of their shares of Common Stock without the consent of Nabors until the Merger is consummated or the Merger Agreement is terminated.

                  Mr. Petrello has the sole power to vote and dispose of the shares he may be deemed to beneficially own.

                  (c) Neither Nabors nor any person listed on Annex A has effected any transaction in the shares of Common Stock during the past sixty days.

                  (d) Nabors has only a limited proxy with respect to the shares of Common Stock which it may be deemed to beneficially own and it does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Other than the Merger Agreement, the Stockholder Agreements and the Stock Option Agreement described in Item 4, which is incorporated herein by reference, neither Nabors nor any person listed on Annex A has any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any of the securities of Bayard, including, but not limited to, the transfer or voting of any of the securities of Bayard, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  1. Agreement and Plan of Merger, dated as of October 19, 1998, among Nabors Industries, Inc., Nabors Acquisition Corp. VII and Bayard Drilling Technologies, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Bayard Drilling Technologies, Inc. (Commission File No. 1-3553) with the Securities and Exchange Commission on October 21, 1998).

                  2. Stockholder Agreement, dated as of October 19, 1998, between Nabors Industries, Inc., Nabors Acquisition Corp. VII and Carl B. Anderson, III (incorporated by reference to Exhibit 99.2 of the Form 8-K filed by Bayard Drilling Technologies, Inc. (Commission File No. 1-3553) with the Securities and Exchange Commission on October 21, 1998).

                  3. Stockholder Agreement, dated as of October 19, 1998, between Nabors Industries, Inc., Nabors Acquisition Corp. VII and AnSon Partners Limited Partnership (incorporated by reference to Exhibit 99.3 of the Form 8-K filed by Bayard Drilling Technologies, Inc. (Commission File No. 1-3553) with the Securities and Exchange Commission on October 21, 1998).

                  4. Stockholder Agreement, dated as of October 19, 1998, between Nabors Industries, Inc., Nabors Acquisition Corp. VII and James E. Brown (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by Bayard Drilling Technologies, Inc. (Commission File No. 1-3553) with the Securities and Exchange Commission on October 21, 1998).

                  5. Stockholder Agreement, dated as of October 19, 1998, between Nabors Industries, Inc., Nabors Acquisition Corp. VII and Energy Spectrum Partners LP (incorporated by reference to Exhibit 99.4 of the Form 8-K filed by Bayard Drilling Technologies, Inc. (Commission File No. 1-3553) with the Securities and Exchange Commission on October 21, 1998).

                  6. Stockholder Agreement, dated as of October 19, 1998, between Nabors Industries, Inc., Nabors Acquisition Corp. VII and Wil-Cas Investments, L.P. (incorporated by reference to Exhibit 99.5 of the Form 8-K filed by Bayard Drilling Technologies, Inc. (Commission File No. 1-3553) with the Securities and Exchange Commission on October 21, 1998).

                  7. Stock Option Agreement, dated as of October 19, 1998, between Bayard Drilling Technologies, Inc. and Nabors Industries, Inc. (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by Bayard Drilling Technologies, Inc. (Commission File No. 1-3553) with the Securities and Exchange Commission on October 21, 1998).

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                                    SIGNATURE


                  After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 1998                 NABORS INDUSTRIES, INC.


                                       By: /s/ Anthony G. Petrello
                                          -------------------------------------
                                          Anthony G. Petrello
                                          President and Chief Operating Officer



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                                                                         ANNEX A

        Set forth below are the name, business address and principal occupation or employment of each director and executive officer of Nabors. The name of each person who is a director of Nabors is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 515 West Greens Road, Suite 1200, Houston, Texas 77067.

Name and Business Address         Principal Occupation or Employment
-------------------------         ----------------------------------

Eugene M. Isenberg*               Chairman of the Board and Chief
                                  Executive Officer of Nabors

Richard A. Stratton*              Vice Chairman of the Board of
                                  Directors of Nabors

Anthony G. Petrello*              President and Chief Operating Officer
                                  of Nabors

Gary T. Hurford*                  President of Hunt Oil Company
Hunt Oil Company
Fountain Place
1445 Ross at Field
Dallas, TX  75202-2785

Hans W. Schmidt*                  Retired President of Deutag Drilling, a
                                  subsidiary of C. Deilman A.G.

Myron M. Sheinfeld*               Counsel to the law firm of Sheinfeld,
Sheinfeld, Maley & Kay            Maley & Kay, a professional corporation
3700 First City Tower             located in Houston, Texas
Houston, TX  77002

Jack Wexler*                      International business consultant
205 Oceanway
Vero Beach, FL  32963

Martin J. Whitman*                Chairman of Danielson Holding
767 Third Avenue                  Corporation (a financial services
New York, NY  10017-2023          holding company); Chairman of
                                  Third Avenue Trust (a registered
                                  investment company); Chief Executive
                                  Officer of M. J. Whitman, Inc. (a
                                  broker-dealer)

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Bruce P. Koch                     Vice President--Finance of Nabors

Daniel McLachlin                  Vice President--Administration and
                                  Secretary of Nabors

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